

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 12, 2016

<u>Via E-mail</u>
Mr. David Wolfin
Chief Executive Officer
Coral Gold Resources, Ltd.
570 Granville Street, Suite 900
Vancouver, British Columbia V6C 2P1

      Re: Coral Gold Resources, Ltd.
              Form 20-F for the Fiscal Year Ended January 31, 2015
              Filed June 15, 2015
              File No. 000-15688

Dear Mr. Wolfin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and Mining